VIA EDGAR

May 23, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Rampart Detection Systems, Ltd.

                Registration Statement on Form F-1 (File No. 333-175300)

                Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Rampart Detection Systems, Ltd. (the “Registrant”), hereby applies for an order granting withdrawal of the Registration Statement on Form F-1, File No. 333-175300 (the “Registration Statement”). The Registration Statement was last amended with the Securities and Exchange Commission (the “Commission”) on February 27, 2012.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Dieterich & Associates, Attn: Christopher H. Dieterich, 11835 West Olympic Blvd., Suite 1235, Los Angeles, California 90064, facsimile number (310) 312-6680.

If you have any questions regarding the foregoing application for withdrawal, please contact Christopher Dieterich of Dieterich & Associates at (310) 312-6888.

Respectfully submitted,

RAMPART DETECTION SYSTEMS, LTD.

/s/ Andy Schwab

Andy Schwab

President,

Rampart Detection Systems, Ltd.